Exhibit 99.1

Contact:	Mark A. Steinkrauss, Vice President, Corporate Relations-TDS (312) 592-5384 mark.steinkrauss@teldta.com

FOR RELEASE: IMMEDIATE

U.S. CELLULAR AND TDS TELECOM TO SELL WIRELESS ASSETS TO ALLTEL

CHICAGO – Aug. 4, 2004 – United States Cellular Corporation [AMEX:USM] and TDS Telecom, subsidiaries of Telephone and Data Systems, Inc. [AMEX:TDS], today announced that they have entered into definitive agreements to sell certain wireless properties to ALLTEL Corporation of Little Rock, Ark. [NYSE:AT] for a total of approximately $143 million in cash (approximately $111 million after taxes), including working capital that is subject to adjustment upon close of the transactions. The transactions are subject to regulatory approvals and are expected to close in the fourth quarter of 2004.

U.S. Cellular Assets

The U.S. Cellular assets to be sold to ALLTEL include operating markets and investment interests in several license areas. The operating markets are in one 25 megahertz (MHz) Metropolitan Statistical Area (MSA) license in Florida and one 25 MHz Rural Service Area (RSA) license in Ohio, representing an aggregate of 460,000 population equivalents, and including 35 cell sites and approximately 37,000 customers. For the quarter ended June 30, 2004, total revenue from these markets, which were included in U.S. Cellular’s consolidated operations, was $5.7 million.

The U.S. Cellular investment interests are in five MSA licenses and two RSA licenses, representing an aggregate of 268,000 population equivalents in Ohio, North Carolina, Mississippi and Wisconsin. These assets are treated as investments; investment income from the assets is reported in “Investment Income” on U.S. Cellular’s income statement.

U.S. Cellular will receive approximately $80 million in cash for the operating markets and investment interests.

TDS Telecom Assets

The TDS Telecom assets to be sold to ALLTEL include a majority interest in one RSA market in Georgia which has been operated by ALLTEL, representing 133,000 population equivalents, and an investment interest in one RSA market in Wisconsin, representing 5,000 population equivalents. Income from these assets is reported in “Other Income Net” on TDS’s Income Statement. Proceeds will approximate $63 million in cash.

A complete list of the markets involved in the transactions can be found in Exhibit A.

LeRoy T. Carlson, Jr., president and chief executive officer of TDS, said, “The proposed sales are further illustrations of TDS’s strategy to deploy capital to the most important parts of our businesses. In addition to these sales, for example, twice in the last 12 months U.S. Cellular has sold or traded properties to AT&T Wireless that were not integral to its long-term business plan. U.S. Cellular proceeds from the transactions will help defray the costs of building out several new markets at U.S. Cellular, while the TDS Telecom proceeds will help fund the deployment of new technologies at TDS Telecom.

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“At the same time,” Carlson continued, “these sales eliminate the operating, accounting, legal and regulatory costs associated with these small operating markets and investment interests. The transactions also serve to make our companies less complex and more transparent to the investment community. We will continue to look for more opportunities to streamline our operations, reduce costs and drive profitable growth for our shareholders.”

John E. Rooney, president and chief executive officer of U.S. Cellular, commented, “The U.S. Cellular transaction is a continuation of our strategy to exit markets that are not strategic to our long-term success. These properties, while valuable in their own right, do not complement the geographic footprint of the company nor strengthen its competitive position in our larger, more well-established markets. We can use the proceeds to offset the cost of building several of the markets we acquired last year from AT&T Wireless.”

Falkenberg Capital Corporation of Denver, Colo. represented U.S. Cellular and TDS Telecom in the transactions.

U.S. Cellular Corporation, the nation’s eighth largest wireless service carrier, provides wireless service to 4.7 million customers in 26 states. The Chicago-based company operates on a customer satisfaction strategy, meeting customer needs by providing a comprehensive range of wireless products and services, superior customer support and a high-quality network.

TDS Telecom is a growing communications company serving more than 1 million residential and business customers in small rural and suburban communities in 30 states. The company’s goal is to provide the most effective communication technology and high-quality services in its chosen markets. TDS Telecom is a subsidiary of Telephone and Data Systems, Inc., a diversified telecommunications corporation founded in 1969 and a FORTUNE 500 company, that operates primarily by providing wireless and local telephone service through its strategic business units, U.S. Cellular (AMEX: USM) and TDS Telecom.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: changes in circumstances or events that may affect the ability of USM to start up the operations of the licensed areas involved in the AT&T Wireless transaction completed in August 2003; the ability of U.S. Cellular to successfully manage and grow the operations of the Chicago MTA; changes in the overall economy; changes in competition in the markets in which TDS and U.S. Cellular operate; advances in telecommunications technology; the impact of local number portability; changes in the telecommunications regulatory environment; changes in the value of investments, including variable prepaid forward contracts; changes in the capital markets that could adversely impact the availability, cost and terms of financing; an adverse change in the ratings afforded TDS and U.S. Cellular debt securities by nationally accredited ratings organizations; pending and future litigation; acquisitions/divestitures of properties and/or licenses; changes in customer growth rates, average service revenue per unit, churn rates, roaming rates and the mix of products and services offered in TDS and U.S. Cellular markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by TDS with the Securities and Exchange Commission.

U.S. Cellular’s web site is www.uscellular.com.
TDS Telecom’s web site is: www.tdstelecom.com.

Exhibit A follows.

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Exhibit A

Markets (25 MHz) included in the proposed ALLTEL transaction

U.S. Cellular Operating Markets	Market No.	Total Market Population	Ownership	Population Equivalents

Fort Pierce, Fla	MSA 208	340,399	100%	340,399
Ohio 9	RSA 593	243,570	49%	119,349

U.S. Cellular Investments	Market No.	Total Market Population	Ownership	Population Equivalents

Raleigh-Durham / Fayetteville /	MSAs	1,477,252	8.0%	117,885
Burlington, N.C.	071 / 149 / 280
Jackson, Miss	MSA 106	447,689	6.6%	29,547
Eau Claire, Wis	MSA 232	151,986	44.5%	67,634
Ohio 2	RSA 586	259,296	10.8%	28,115
Ohio 5	RSA 589	240,235	10.4%	24,986

TDS Telecom Investments	Market No.	Total Market Population	Ownership	Population Equivalents

Georgia 12	RSA 382	228,650	58.3%	133,303
Wisconsin 8	RSA 715	244,092	2.0%	4,882